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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer appoints a new CEO for Executive Jets business unit

Melbourne, FL - February 16, 2017 – Embraer announced today the appointment of Michael Amalfitano as the President and CEO of its Executive Jets business unit. Amalfitano will succeed Marco Tulio Pellegrini, who will assume another leadership position to be announced soon. The change will become effective as of March 1st 2017.

“We are thrilled that Michael has decided to join Embraer to lead our Executive Jets business. We are confident that as a very seasoned and successful executive he is qualified to take advantage of our position as a leading player in this highly competitive industry”, said Paulo Cesar Silva, Embraer CEO.

Amalfitano joins the company bringing 35 years of experience in corporate aircraft finance, having held several global leadership positions with equipment leasing companies such as Stonebriar Commercial Finance, Banc of America Leasing, Fleet Capital, and GE Capital. His remarkable experience and industry reputation adds considerable strength, network and market presence to the company.

“I´m honored to assume the executive position Marco has held and privileged to lead an amazing team of dedicated employees and leverage our highly valued portfolio of aircraft to the benefit of our customers and shareholders globally”, said the new Embraer Executive Jets CEO.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer